Exhibit 99.1

NETCLASS TECHNOLOGY INC Announces Earnings Results for the First Half of Fiscal Year 2025

SINGAPORE and HONG KONG, September 30, 2025 -- NETCLASS Technology INC (Nasdaq: NTCL; the “Company” or “NetClass”), a leading B2B smart education IT solutions provider with offices in Shanghai, Hong Kong, Singapore and Tokyo, today announced its unaudited condensed consolidated financial results which have not been reviewed by an independent certified public accountant for the six months ended March 31, 2025.

Financial Highlights for the First Half of Fiscal Year 2025

				%
	2025	2024	Change	Change
Revenues	3,654,410	3,766,192	(111,782)	(3.0)%
Cost of revenues	3,349,020	3,182,743	166,277	5.2%
Gross profit	305,390	583,449	(278,059)	(47.7)%
Total operating expenses	5,488,125	2,818,410	2,669,715	94.7%
Loss from operations	(5,182,735)	(2,234,961)	(2,947,774)	131.9%
Loss before income taxes	(4,997,292)	(2,244,424)	(2,752,868)	122.7%
Net loss	(4,897,965)	(2,065,011)	(2,832,954)	137.2%
Comprehensive loss attributable to shareholders	$(4,840,185)	$(2,028,488)	$(2,811,697)	138.6%

Financial Results for the First Half of Fiscal Year 2025

Revenue

For the six months ended March 31, 2025, our total revenue was approximately $3.7 million compared to approximately $3.8 million for the six months ended March 31, 2024. The Company’s total revenue decreased by approximately $0.1 million, or 3.0%. The overall decrease in total revenue was attributable to approximately $0.2 million decrease in revenue from subscription services offset by $0.1 million increase in revenue from application development services.

Gross Profit

Our gross profit decreased by approximately $0.3 million or 47.7% from approximately $0.6 million for the six months ended March 31, 2024, to approximately $0.3 million for the six months ended March 31, 2025. Profit margin as a percent of overall revenue for the six months ended March 31, 2025 and 2024, was approximately 8.4% and 15.5%, respectively. The decrease in profit margin was due to the need to keep competitive price for customers despite cost increases.

Operating Expenses

Our operating expenses increased by approximately $2.7 million or 94.7% from approximately $2.8 million for the six months ended March 31, 2024, to approximately $5.5 million for the six months ended March 31, 2025. The increase in operating expenses is mainly due to an increase of marketing expenses, to promote of the Company’s brands and an increase of costs in technology upgrading and strategy consulting and business consulting after the Company’s initial public offering (“IPO”).

Net loss

As a result of the foregoing, our net loss increased by approximately $2.8 million, or 137.2%, from approximately $2.1 million net loss for the six months ended March 31, 2024, to approximately $4.9 million net loss for the six months ended March 31, 2025. The increase of net loss is mainly attributed to approximately $2.7 million increase in operating expenses and $0.3 million decrease of gross profit, offset by $0.2 million increase in net other income.

About NETCLASS TECHNOLOGY INC

NETCLASS TECHNOLOGY INC is a leading B2B smart education specialist with offices in Shanghai, Hong Kong, Singapore, and Tokyo, providing innovative IT solutions to schools, training institutions, corporations, public agencies, and other organizations. Our services include SaaS subscription services and application software development, with solutions spanning teaching and campus management, online teaching, examinations, epidemic prevention, data storage, EDC (Education Credit) blockchain systems, and lecturer evaluation services. Our mission is to deliver reliable, high-quality products that drive sustainable growth for our customers. For more information, please visit the Company’s website: https://ir.netclasstech.com

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of Netclass. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although Netclass believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by Netclass or any other person that their objectives or plans will be achieved. Netclass does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

NETCLASS TECHNOLOGY INC

Investor Relations

Email: ir@netclasstech.com

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global

NETCLASS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	March 31,	September 30,
	2025	2024
	unaudited	audited
ASSETS
CURRENT ASSETS:
Cash	$1,805,463	$410,716
Restricted cash	504,058	4,564
Accounts receivable, net	4,654,356	5,298,006
Inventories, net	199,869	70,681
Advances to vendors	1,645,537	1,124,030
Prepayments and other current assets	441,534	40,990
Deferred issuance costs	-	138,463
TOTAL CURRENT ASSETS	9,250,817	7,087,450

Property and equipment, net	32,764	39,707
Long-term prepaid expenses, net	437,500	-
Intangible assets, net	465,137	-
Operating lease right of use assets	1,153,272	13,122
Deferred tax assets, net	93,498	88,445
TOTAL NONCURRENT ASSETS	2,182,171	141,274
TOTAL ASSETS	$11,432,988	$7,228,724

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,766,033	$2,860,703
Advance from customers	1,612,363	425,116
Accrued expenses and other liabilities	393,648	297,360
Due to related parties	157,114	228,951
Taxes payable	310,233	341,217
Operating lease liabilities, current portion	1,272	13,122
TOTAL CURRENT LIABILITIES	4,240,663	4,166,469

Long-term bank loan	372,070	-
Operating lease liabilities, non-current portion	-	-
TOTAL NON-CURRENT LIABILITIES	372,070	-

TOTAL LIABILITIES	4,612,733	4,166,469

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY:
Ordinary shares, 200,000,000 shares authorized, consisting of 190,000,000 Class A ordinary shares of $0.00025 par value per share and 10,000,000 Class B ordinary shares of $0.00025 par value per share
Class A Ordinary shares, 15,830,000 and 13,760,000 ordinary shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively	3,958	3,440
Class B Ordinary shares, 2,000,000 ordinary shares issued and outstanding	500	500
Additional paid in capital	13,285,824	4,821,992
Statutory reserves	35,448	35,448
Accumulated deficit	(6,528,896)	(1,704,065)
Accumulated other comprehensive loss	(201,488)	(186,134)
TOTAL SHAREHOLDERS’ EQUITY	6,595,346	2,971,181
Non-controlling interest	224,909	91,074
TOTAL EQUITY	6,820,255	3,062,255

TOTAL LIABILITIES AND EQUITY	$11,432,988	$7,228,724

NETCLASS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended March 31,
	2025	2024
Revenues	$3,654,410	$3,766,192
Cost of revenues	(3,349,020)	(3,182,743)
Gross profit	305,390	583,449

Operating expenses:
Selling and marketing	(468,864)	(207,160)
General and administrative	(3,979,733)	(397,873)
Research and development	(1,039,528)	(2,213,377)
Total operating expenses	(5,488,125)	(2,818,410)
Loss from operations	(5,182,735)	(2,234,961)

Other (expense) income:
Interest income (expense), net	(2,939)	210
Gain on acquisition of a subsidiary	201,197	-
Other (expense) income, net	(12,815)	(9,673)
Total other (expense) income, net	185,443	(9,463)

Loss before income taxes	(4,997,292)	(2,244,424)

Income tax benefit	99,327	179,413
Net loss	(4,897,965)	(2,065,011)

Other comprehensive income
Foreign currency translation adjustments	(15,354)	36,523
Comprehensive loss	(4,913,319)	(2,028,488)
Less: Comprehensive loss attributable to non-controlling interests	73,134	-
Comprehensive loss attributable to shareholders	$(4,840,185)	$(2,028,488)

Loss per share
Basic and diluted	$(0.29)	$(0.13)

Weighted average number of shares outstanding
Basic and diluted	16,927,527	15,760,000